BB 3/6

03013714

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Planners Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7710 Computer Avenue, Suite 100
(No. and Street)

Edina (City) Minnesota (State) 55435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry I. Montgomery 952-835-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HELLELOID & SWANSON
(Name – *if individual, state last, first, middle name*)

5001 W. 80th Street, Suite 595 (Address) Bloomington (City) MN (State) 55437 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 2 0 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 3 2003
WASH. D.C. 160 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Henry I. Montgomery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Planners Financial Services, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONALD L. MCCOY
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

Signature

CEO

Title

02-24-03

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANNERS FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

As of
December 31, 2002

PLANNERS FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

HELLELOID & SWANSON
CERTIFIED PUBLIC ACCOUNTANTS
5001 WEST 80TH STREET SUITE 595
BLOOMINGTON, MINNESOTA 55437
TELEPHONE (952) 835-5705
FAX (952) 835-5706

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

We have audited the accompanying statements of financial condition of Planners Financial Services, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planners Financial Services, Inc. at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Helleloid + Swanson

HELLELOID & SWANSON

January 16, 2003

PLANNERS FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION

December 31, 2002 and 2001

ASSETS

	2002	2001
Cash	$ 13,419	$ 11,171
Money Market funds	114,542	123,971
Total cash and cash equivalents	127,961	135,142
Commissions and accounts receivable	5,954	7,480
Prepaid expenses	13,586	10,864
Accounts receivable - employees	2,000	2,055
Furniture and equipment at cost, less accumulated depreciation of $68,697 and $67,027	1,664	3,334
Securities owned:		
Not readily marketable, at estimated fair value	3,300	3,300
Total assets	$ 154,465	$ 162,175

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Liabilities:		
Commissions payable	$ 21,000	$ 5,236
Accounts payable	-	108
Accrued retirement plan	1,108	1,226
Accrued income taxes	300	300
Accrued payroll taxes	3,425	3,523
Total liabilities	25,833	10,393
Stockholders' equity:		
Common stock, $1 par value, authorized 25,000 Shares, issued 10,281 shares	10,281	10,281
Retained earnings	118,351	141,501
Total stockholders' equity	128,632	151,782
Total liabilities and stockholders' equity	$ 154,465	$ 162,175

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
STATEMENTS OF INCOME

For The Years Ended
December 31, 2002 and 2001

	2002	2001
Revenues		
Commissions	$257,022	$259,147
Advisory fees and miscellaneous	470,985	451,948
Interest	2,072	4,992
Total revenues	730,079	716,087
Expenses:		
Commissions	464,066	434,573
Salaries	127,042	134,884
Employee health insurance	12,328	13,105
Retirement plan	3,800	4,047
Payroll taxes	9,447	9,980
Training	4,571	2,145
Rent	32,534	33,920
Insurance	1,774	3,488
Professional fees	9,918	6,498
Advertising	6,738	4,065
Telephone	7,171	7,167
Postage and delivery	3,950	3,659
Books, subscriptions and periodicals	7,916	7,993
Office supplies	19,370	18,138
Licenses, regulatory fees, dues and memberships	3,800	3,120
Office expense	13,331	3,585
Depreciation	1,670	1,420
Travel and auto expenses	21,150	19,063
Directors fees	-	600
Interest	111	-
Other expenses	2,242	2,940
Total expenses	752,929	714,390
Income (loss) before income taxes	(22,850)	1,697
Provision for income taxes		
Current year	300	300
Net income (loss)	$ (23,150)	$ 1,397

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Years Ended
December 31, 2002 and 2001

	Total	Common Stock	Retained Earnings	Cost of shares Redeemed in Excess of Par Value
Balance, December 31, 2000	$ 150,385	$ 10,281	$ 175,962	$ (35,858)
Net income	1,397		1,397	
Retirement of Treasuary Stock	-		(35,858)	35,858
Balance, December 2001	151,782	10,281	141,501	0
Net income (loss)	(23,150)		(23,150)	
Balance, December 31, 2002	$ 128,632	$ 10,281	$ 118,351	$ -

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS

For The Years Ended
December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Fees and commissions received	$ 729,588	$ 730,596
Cash paid to suppliers and employees	(738,430)	(744,408)
Interest received	2,072	4,992
Interest paid	(111)	-
Income tax (paid) refunded	(300)	11,951
Net cash provided (used) by operating activities	(7,181)	3,131
Cash flows used by investing activities:		
Purchase of fixed assets	-	(2,844)
Net increase (decrease) in cash	(7,181)	287
Cash and cash equivalents at beginning of year	135,142	134,855
Cash and cash equivalents at end of year	$ 127,961	$ 135,142
Reconciliation of net income to net cash provided (used) by operating activities		
Net income (loss)	$ (23,150)	$ 1,397
Adjustments:		
Depreciation	1,670	1,420
Decrease in commissions receivable	1,526	17,861
Increase (decrease) in commissions payable	15,764	(28,679)
Increase in prepaid expenses	(2,722)	(2,853)
Increase (decrease) in accrued taxes payable	(98)	326
Increase (decrease) in accounts payable	(108)	8
Decrease in accounts receivable - employees	55	1,640
Increase (decrease) in accrued retirement plan	(118)	60
Decrease in refundable income taxes	-	11,951
Total adjustments	15,969	1,734
Net cash provided (used) by operating activities	$ (7,181)	$ 3,131

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

For The Years Ended
December 31, 2002 and 2001

1. Organization and Nature of Business

The Company is a securities broker/dealer and registered investment adviser. The Company's main sources of revenue are commissions from sales of investment company shares (mutual funds) and fees charged for investment advisory services. The Company is registered with the United States Securities and Exchange Commission as a securities broker/dealer and as an investment adviser. The Company is registered as an investment adviser in the states of Minnesota, Wisconsin, California and Florida and is licensed as a broker/dealer in the states of Minnesota, Iowa, Wisconsin, California, Florida, Colorado, and Arizona. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC).

2. Significant Account Policies

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation – The Company's furniture and equipment is depreciated using primarily a straight line method using estimated useful lives of three to ten years.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all short term debt securities purchased with a maturity of three months or less to be cash equivalents.

3. Net Capital requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Securities Exchange Act Rule 15c3-1), which requires the maintenance of minimum net capital as defined in the Rule. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2002 and 2001, the Company had a net capital of $102,116 and $129,454 and required net capital of $25,000.

4. Exemption – SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company, therefore, is not required to make the periodic computation of reserve requirements for the benefit of customers.

As part of our examination we ascertained that the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2002 and 2001. No facts came to our attention indicating that the firm had not complied with the conditions of the exemption to Rule 15c3-3 since the last audit.

5. SIPC Supplemental Report

The requirement for filing an SIPC Supplemental Report is not applicable, since SIPC has suspended assessments based on net operating revenue. The minimum fee of $150 was paid in 2002 and 2001.

6. Lease Commitment

The Company occupies its office facilities pursuant to a one-year lease commencing August 1, 2002 with an option for two additional years with a base rent of $1,419.00 per month plus operating and tax costs. Minimum lease payments are as follows:

Year	Amount
2003	$9,930

7. Pension Plan

The Company has a salary reduction plan or SARSEP that covers all employees who are at least twenty-one years of age, have performed services in at lease one year, and had at least $400 in compensation. The employee can contribute a maximum of 15% of compensation not to exceed $10,000. The Company contributes 50% of the employee's contribution up to a maximum of 4% of their annual salary. Company contributions for 2002 and 2001 were $3,800 and $4,047 respectively.

8. Income Taxes

The Company had a net operating loss carry forward to 2002 resulting from a net operating loss for the year ended December 31, 2000. The federal and state net operating loss available to be carried forward to 2003 amounted to $101,391and $137,312 respectively.

9. Concentration of Credit Risk

The company maintains a money market mutual fund that is S.I.P.C. insured to $100,000. The Company had uninsured amounts at December 31, 2002 and 2001 of $13,070 and $22,510 respectively

HELLELOID & SWANSON
CERTIFIED PUBLIC ACCOUNTANTS
5001 WEST 80TH STREET SUITE 595
BLOOMINGTON, MINNESOTA 55437
TELEPHONE (952) 835-5705
FAX (952) 835-5706

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

We have audited the accompanying financial statements of Planners Financial Services, Inc.as of and for the years ended December 31, 2002 and 2001, and have issued our report thereon dated January 16, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Helleloid + Swanson

HELLELOID & SWANSON

January 16, 2003

PLANNERS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Net capital		
Total stockholders' equity		$ 128,632
Deductions		
Non-allowable assets:		
Prepaid expenses	$ 13,586	
Furniture and equipment	1,664	
Commissions receivable	6	
Accounts receivable and employees advances	5,699	
Securities not readily marketable	3,300	
Total	24,255	
Haircuts on investments:		
Money market mutual fund shares		
2% of $113,070	2,261	
Total deductions		26,516
Adjusted net capital		$ 102,116

COMPUTATION OF EXCESS NET CAPITAL

Adjusted net capital		$ 102,116
Minimum net capital required:		
Dollar minimum	$ 25,000	
6 2/3% of aggregate indebtedness	1,722	
Greater of above		25,000
Excess net capital		$ 77,116

COMPUTATION OF AGGREGATE INDEBTEDNESS

Commissions payable	$ 21,000
Accrued retirement plan	1,108
Accrued taxes	3,725
Total aggregate indebtedness	$ 25,833
Percentage of aggregate indebtedness to net capital	25.30%

HELLELOID & SWANSON
CERTIFIED PUBLIC ACCOUNTANTS
5001 WEST 80TH STREET SUITE 595
BLOOMINGTON, MINNESOTA 55437
TELEPHONE (952) 835-5705
FAX (952) 835-5706

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Planners Financial Services, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accounts. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related Regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Helleloid & Swanson

HELLELOID & SWANSON

January 16, 2003